Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

ANNOUNCEMENT MADE PURSUANT TO RULE 13.51B(2) OF THE LISTING RULES

This announcement is made pursuant to Rule 13.51B(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Reference is made to an order made by a Disciplinary Committee (the “Committee”) of the Hong Kong Institute of Certified Public Accountants (the “Institute”) regarding Mr. Tse Hau Yin, Aloysius (“Mr. Tse”), an Independent Non-Executive Director of CNOOC Limited (the “Company”) on 29 April 2021.

According to a press release of the Institute dated 18 June 2021, the Committee reprimanded a firm of certified public accountants, two other respondents (the engagement partners) and Mr. Tse (the concurring review partner) for their failure or neglect to observe, maintain or otherwise apply professional standards issued by the Institute over twenty years ago for the expression of unqualified audit opinions on the financial statements of a listed company and its subsidiaries for each of the three years ended 31 March 1999 to 2001, and ordered that firm of certified public accountants, the two other respondents and Mr. Tse to pay penalties of HK$400,000, HK$100,000, HK$150,000 and HK$50,000 respectively. In addition, that firm of certified public accountants, the two other respondents and Mr. Tse were ordered to jointly pay costs relating to the disciplinary proceedings in the aggregate sum of HK$215,672.

Given that the Committee did not make any findings of dishonesty, deliberate misconduct or concealment or the receipt of inappropriate benefits or any other ethical issues against Mr. Tse, and the order of the Committee did not relate to the affairs of the Company or any of its subsidiaries, the board of directors of the Company (the “Board”) considers that the order would not affect Mr. Tse’s ability to continue to discharge his duties as an Independent Non-Executive Director, the Chairman of Audit Committee and a member of the Remuneration Committee of the Company. So far as the Board is aware, there is no other information concerning the circumstances above that needs to be brought to the attention of the shareholders of the Company.

By Order of the Board

CNOOC Limited

Wu Xiaonan

Joint Company Secretary

Hong Kong, 18 June 2021

As at the date of this announcement, the Board comprises: Executive Director Xu Keqiang	Non-executive Directors Wang Dongjin (Chairman) Li Yong (Vice Chairman) Wen Dongfen Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong